

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 21, 2017

Via E-Mail
Mr. Anatoliy Kanev
President, Treasurer and Secretary
Unicobe Corp.
Serdike 17A, ap. 37
Sofia, Bulgaria 1000

Re: Unicobe Corp.
Registration Statement on Form S-1
Filed July 25, 2017
File No. 333-219443

Dear Mr. Kanev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the disclosure on your prospectus cover page that this offering is your initial public offering. This appears to be in error, since your initial registration statement on Form S-1 was declared effective on March 8, 2016. Please revise your prospectus cover page and registration statement accordingly.

2.   We note disclosure on your cover page and elsewhere in the prospectus stating that subscriptions are irrevocable even if investors subsequently learn information that is materially unfavorable. To avoid the implication that investors may be waiving rights under the federal securities laws relating to the information available to them at the time of sale, please clarify that this statement is subject to exception as otherwise provided in the federal securities laws.

Risk Factors, page 8

3.   Please revise to include a risk factor addressing the risks associated with the rescission of shares sold in your initial public offering. In this regard, we note your response to comment 3 of our letter dated April 10, 2017.

Use of Proceeds, page 13

4.   In the paragraph following the use of proceeds table, and elsewhere in the prospectus where the discussion appears, please elaborate on the nature of Mr. Kanev's commitment to loan additional funds to the company. Disclosure in this section states that if you raise less than 50% of this offering, the only expected source of funds is the loan from Mr. Kanev pursuant to a loan agreement. However, the loan agreement that is incorporated as exhibit 10.1 to this registration statement is dated May 21, 2014 and does not contemplate anything about this offering, including any threshold percentage below which Mr. Kanev will fund the loan. Please also clarify whether you have a binding agreement with Mr. Kanev to provide funding at this time, specifying the amount, and if not, please state that there is no assurance you will actually be able to borrow from him.

5.   Please clarify whether it is your intention to borrow from Mr. Kanev the amount by which the proceeds of this offering fall short of the 50% you cite in this section, or some greater or lesser amount. If the amount you expect to borrow is unrelated to the percentage of this offering that is sold, please discuss the amount you would expect to borrow.

6.   If Mr. Kanev is not required to fund any shortfall of your offering below 50% ($30,000), please show your use of proceeds assuming less than 50% (such as 10% or 25%) of the offering is sold.

Management's Discussion and Analysis or Plan of Operation, 18

7.   In the second paragraph of this section, please clarify whether Mr. Kanev loaned you $23,967 pursuant to the 2014 loan agreement you list as exhibit 10.1 to the registration statement, or pursuant to a separate oral agreement. The disclosures in this paragraph are inconsistent. Please clarify what amount, if any remains available to you under the 2014 loan agreement. Please also reconcile disclosure, if necessary, under Related Party Transactions on page 32 stating that Mr. Kanev has advanced the outstanding funds under the loan agreement you list as exhibit 10.1.

8.   We note your disclosure that as of the day of the filing of your registration statement, Unicobe Corp. signed a purchase and sale agreement for the purchase of a 3D Crystal Laser engraving machine from a Chinese vendor. Please reconcile such disclosure with the disclosure on page 4 of your annual report on Form 10-K for the fiscal year ended June 30, 2016 that you had purchased a 3D Crystal Laser engraving machine from a Chinese vendor.

9.   We note your disclosure on page 20 that you ". . . expect to be in full operation and selling [your] product within 12 months of completing [your] offering." Please reconcile such disclosure with your disclosure on your prospectus cover page that you have current operations and are not a shell company.

Description of Business, page 22

10.   Please revise to discuss the status of your initial offering, including the number of shares sold pursuant to such offering. Please also include disclosure regarding the shares in the initial offering that were rescinded. In addition, please make corresponding revisions where appropriate in your registration statement, including by way of example and not limitation the following sections: The Offering; Dilution; Liquidity and Capital Resources and Cash Requirements; and Related Party Transactions.

11.   Please revise to discuss the sources and availability of raw materials.

Non-cumulative voting, page 30

12.   In this section you state that after the offering is completed, present stockholders will own approximately 50% of outstanding shares. This is inconsistent with disclosure regarding the number of shares already outstanding. Please revise to clarify that present stockholders will retain a majority of the shares outstanding after the offering.

Financial statements for years ended June 30, 2016 and June 2015

13.   Please revise the headings in the notes to the audited financial statements that state that the financial statements are unaudited.

Item 15. Recent Sales of Unregistered Securities

14.   Disclosure in this Item shows that you have sold a total of 2,120,000 shares of unregistered securities, including the sale of 2 million shares to Mr. Kanev and 120,000 to investors from March and April of 2016. Please revise to reference all sales of unregistered securities, including those that were made in 2016 but later rescinded. Include disclosure with respect to those rescissions as well. Please also describe the exemption you relied upon to issue all of the shares purchased by parties other than Mr. Kanev. Alternatively, if these shares were sold pursuant to the registration statement that became effective in March 2016, they need not be disclosed in this section at all, which relates to unregistered securities only.

Item 16. Exhibits

15.   Please update your exhibit list. In this regard, we note that you referenced several exhibits as being previously filed. For each exhibit that is being incorporated by reference to a previously filed registration statement, please note this fact in the exhibit index.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Aaron D. McGeary
        The McGeary Law Firm, P.C.